Triton Acquisitions Company

October 27, 2016

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Triton Acquisitions Company
Registration Statement on Form S-1
Filed October 3, 2016
File No. 333-213197

Dear Mr. Schwall:

Triton Acquisitions Company submits this letter to you in response to your letter of September 14, 2016, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management, page 33

1.	We note your response to prior comment 6, but you have not revised your disclosure on page 17. Accordingly, please revise your disclosure on page 17 to clarify the holder of all 8,000,000 of your outstanding shares.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have corrected the disclosure on page 17 that all 8,000,000 of our outstanding securities are held by Advanced Business Strategies, LLC and not Mr. Beazer.

COMMENT:

2.	In response to prior comment 6, you disclose in footnote 1 to the beneficial ownership table that a Ms. Kim N. Southworth is the Manager of Advanced Business Strategies, LLC. Clarify whether she has voting or investment power of those shares. In that regard, we note, from what appears to be the firm’s website, available at http://investmentcatalyst.com/?page_id231, that the founder and senior partner of this firm is listed as a Mr. Kim D. Southworth.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that under the disclosure “Security Ownership of Certain Beneficial Owners and Management” we have identified Mr. Kim D. Southworth is the Senior Partner and Mrs. Kim N. Southworth is the Manager.  Mr. and Mrs. Southworth each own 50% of Advanced Business Strategies, LLC.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Larry Beazer

Larry Beazer
President
Triton Acquisitions Company